DBS

07023350

May 4, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
MAY 0 7 2007
WASH. D.C. 185 SECTION

Dear Sirs

SUPPL

UNAUDITED RESULTS FOR FIRST QUARTER OF 2007

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the first quarter of 2007.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

enc.

HLC/et

Z:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2007\May 4\finance result-ltr.doc

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

06-18-003 (09/2004)
Co Reg No 199901152M

Ref No. 05/2007

DBS FIRST-QUARTER EARNINGS RISE 19% TO SGD617 MILLION

* * *

Net interest and fee incomes at new highs on continued business volume growth

SINGAPORE, 4 May 2007 - DBS Bank today reported net earnings of SGD617 million for the first quarter, up 19% from a year ago and 11% from the previous quarter. The better performance was underpinned by broad-based income growth as sustained expansion in DBS' customer franchise propelled net interest and fee incomes to record quarter levels. Trading income performed better than recent quarters as a result of higher customer flows and favourable trading opportunities.

Net interest income up 15% as loans grow 20% from year ago

Net interest income rose 15% from a year ago and 5% from the previous quarter to SGD974 million, primarily due to higher asset volumes.

Customer loans rose 20% from a year ago and 9% from the previous quarter to SGD94.3 billion, led by corporate borrowing in Singapore and the region. Singapore housing loans grew for a third successive quarter as the number of new loan

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No.
199901152M

applications and the amount of loan disbursements continued to expand. With customer loans rising faster than customer deposits, the loan-deposit ratio climbed to 69% from 66% in both comparative periods.

Net interest margins were 2.21%, rising three basis points from the previous quarter a result of higher loan yields and lower deposit costs in Singapore, although these were partially offset by narrower spreads between prime lending rates and funding costs in Hong Kong.

Non-interest income higher from both fee and trading activities

Fee income rose 18% from a year ago and 2% from the previous quarter to SGD309 million. The growth in fees during the quarter was led by loan syndication and stockbroking activities. Wealth management fees also increased as a result of higher sales of unit trusts which rose 34% from the previous quarter to SGD1.24 billion.

Other non-interest income was better compared to recent quarters. Net trading income from trading businesses amounted to SGD169 million, compared to SGD123 million a year ago and SGD68 million in the previous quarter. There was particularly strong demand from corporate and SME customers for products to hedge their foreign exchange risks during the quarter.

Gains from sales of debt and equity investment securities were also higher during the quarter, amounting to SGD121 million compared to SGD38 million a year ago and SGD92 million in the previous quarter.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No.
199901152M

Cost-income ratio falls to 43%

Expenses rose 17% from a year ago and 5% from the previous quarter to SGD658 million. As in recent quarters, the largest increase was from staff costs, which rose 20% from a year ago and 18% from the previous quarter as a result of higher salary base and bigger bonus accruals in line with the Group's better performance. Computerisation costs were 22% above a year ago due to higher charges for major ongoing projects, but they were 7% below the previous quarter. As income rose more than costs, the cost-income ratio fell to 43% from 44% a year ago and 45% in the previous quarter.

Asset quality improves further

The non-performing loan rate declined to 1.5% from 2.1% a year ago and 1.7% in the previous quarter. The amount of total non-performing assets (including debt securities and contingent liabilities) fell 17% from a year ago and 5% from the previous quarter to SGD1.46 billion.

Specific allowances for loans fell to SGD1 million for the quarter as new charges were offset by write-backs in a benign credit environment. This compared with a charge of SGD40 million a year ago and SGD59 million in the previous quarter. With an expanded loan base and higher off-balance sheet exposure, DBS took general allowances amounting to SGD102 million, compared with SGD14 million a year ago and SGD11 million in the previous quarter.

Total cumulative allowances amounted to 125% of total non-performing assets, the highest in DBS' history, compared to 100% a year ago and 115% in the previous quarter.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No.
199901152M

Return on equity rose to 13.0% from 12.2% a year ago and the previous quarter, while return on assets improved to 1.21% from 1.14% a year ago and 1.13% in the previous quarter.

The capital adequacy ratio stood at 13.6%, with the tier-1 ratio at 9.6%, compared with 14.5% and 10.2% respectively in the previous quarter as risk-weighted assets increased with a higher loan base.

DBS Vice-Chairman and CEO Jackson Tai said, "Our Asia customer franchise delivered yet another quarter of consistent growth, even in the face of strong margin pressure. Our results were encouraging across businesses and geography, led by higher loan volumes, stronger treasury results and continued growth in fees. We were disciplined in keeping costs in line with the rise in operating income, resulting in higher returns on equity and assets to our shareholders."

The Board declared a dividend of 20 cents per share, unchanged from the previous quarter but 18% higher than the 17 cents per share paid a year ago.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No.
199901152M

About DBS

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia with operations in 15 markets. The largest bank in Singapore as measured by assets, and a leading bank in Hong Kong, DBS' "AA-" and "Aa2" credit ratings are among the highest in the Asia-Pacific region. DBS has leading positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in China, India, Indonesia, Malaysia, Thailand and The Philippines. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing and Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No.
199901152M

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the first quarter ended 31 March 2007.

For the first quarter of 2007, the Directors have declared an interim gross dividend of 20 cents (first quarter 2006: 17 cents) for each DBSH non-voting convertible preference share ("CPS") and each DBSH non-voting redeemable CPS, and 20 cents (first quarter 2006: 17 cents) for each DBSH ordinary share.

The first quarter 2007 dividends will be paid less 18% Singapore income tax.

The first quarter 2007 dividends will be payable on 1 June 2007. DBS shares will be quoted ex-dividend on 16 May 2007. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 21 May 2007. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 18 May 2007 will be registered to determine shareholders' entitlement to the first quarter 2007 dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the first quarter 2007 dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

4 May 2007
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Unaudited Financial Results
For the First Quarter ended
31 March 2007

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2006, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

The Council on Corporate Disclosure and Governance ("CCDG") issued several new or revised FRS and INT FRS, which are effective 1 January 2007 for the Group.

- Amendment to FRS 1: Presentation of Financial Statements – Capital Disclosures
- FRS 32 (revised): Financial Instruments – Presentation
- FRS 40 (new): Investment Property
- FRS 107 (new): Financial Instruments – Disclosures
- INT FRS 108: Scope of FRS 102 – Share-based Payment
- INT FRS 109: Reassessment of Embedded Derivatives
- INT FRS 110: Interim Financial Reporting and Impairment

See Page 21 for more information.

	1st Qtr 2007	1st Qtr 2006 [1/]	% chg	4th Qtr 2006	% chg
Net interest income	974	850	15	932	5
Net fee and commission income	309	262	18	304	2
Net trading income	171	118	45	65	>100
Net income from financial instruments designated at fair value	(46)	(7)	(>100)	(36)	(28)
Net income from financial investments	121	38	>100	92	32
Other income	13	9	44	43	(70)
Total income	1,542	1,270	21	1,400	10
Less: Expenses	658	564	17	627	5
Profit before allowances	884	706	25	773	14
Less: Allowances for credit and other losses	105	31	>100	1	>100
Share of profits of associates	26	12	>100	20	30
Profit before tax	805	687	17	792	2
Net profit attributable to shareholders ("Net profit")	617	518	19	556	11
Add: One-time gains [2/]	-	-	-	40	(100)
Net profit including one-time gains and goodwill charges	617	518	19	596	4
Customer loans [3/]	94,294	78,818	20	86,630	9
Interbank assets [4/]	25,619	22,647	13	26,515	(3)
Total assets	209,921	183,870	14	197,372	6
Customer deposits [5/]	136,443	119,067	15	131,373	4
Total liabilities	188,144	164,104	15	176,326	7
Shareholders' funds	19,430	17,348	12	18,675	4
Key financial ratios (%) (excluding one-time gains) [6/]					
Net interest margin	2.21	2.23		2.18	
Non-interest/total income	36.8	33.1		33.4	
Cost/income ratio	42.7	44.4		44.8	
Return on assets	1.21	1.14		1.13	
Return on equity [7/]	12.99	12.15		12.15	
Loan/deposit ratio	69.1	66.2		65.9	
NPL ratio	1.5	2.1		1.7	
Specific allowances (loans)/average loans (bp)	-	20		27	
Tier 1 capital adequacy ratio	9.6	10.2		10.2	
Total capital adequacy ratio	13.6	14.1		14.5	

	1st Qtr 2007	1st Qtr 2006 [1/]	% chg	4th Qtr 2006	% chg
Per share data ($)					
Per basic share					
– earnings excluding one-time gains and goodwill charges	1.63	1.37		1.47	
– earnings	1.63	1.37		1.50	
– net book value [7/]	12.54	11.27		12.08	
Per diluted share					
– earnings excluding one-time gains and goodwill charges	1.56	1.32		1.41	
– earnings	1.56	1.32		1.44	
– net book value [7/]	12.39	11.07		11.84	

Notes:
1/ Figures for 2006 have been reclassified to make them consistent with the current year's presentation
2/ One-time gains include gains from sale of buildings in Singapore and Hong Kong
3/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
5/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
6/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
7/ Minority interests are not included as equity in the computation of net asset value and return on equity

First-quarter net profit rose 19% from a year ago and 11% from the previous quarter to $617 million.

The better performance was driven by a broad-based increase in income as DBS' customer franchise continued to capture the benefits of vibrant economic conditions across the region. Income rose 21% from a year ago and 10% from the previous quarter to a record $1.54 billion. Net interest and fee income reached new highs, while trading income performed well compared with recent quarters.

Net interest income increased 15% from a year ago and 5% from the previous quarter to $974 million as loans expanded 9% for the quarter and 20% for the year. Net fee income grew 18% from a year ago and 2% from the previous quarter to $309 million from increased volumes in a range of corporate and consumer activities.

Net trading income of $171 million was higher than the $118 million a year ago and $65 million in the previous quarter as a result of increased customer flows and favourable trading positions. Gains from sales of investment securities, amounting to $121 million, were also higher than both comparative periods.

Expenses rose 17% from a year ago and 5% from the previous quarter to $658 million. But as the increase was at a slower pace than income, the cost-income ratio fell to 43% from 44% a year ago and 45% in the previous quarter. The main cost increase during the quarter was in wages as bonus accruals rose in line with the improved results. While computerisation charges were higher than a year ago, they were below the previous quarter's.

Asset quality continued to improve, with the non-performing loan ratio falling to 1.5% from 2.1% a year ago and 1.7% in the previous quarter. Specific allowances declined to $1 million as new charges were mainly offset by write-backs. With the first quarter's strong loan growth, general allowances of $102 million were set aside. This brought total cumulative allowances to 125% of total non-performing assets, the highest in DBS' history.

Return on equity rose to 13.0% from 12.2% a year ago and in the previous quarter, while return on assets improved to 1.21%, from 1.14% and 1.13% respectively.

NET INTEREST INCOME

Average balance sheet	1st Qtr 2007 Average balance ($m)	1st Qtr 2007 Interest ($m)	1st Qtr 2007 Average rate (%)	1st Qtr 2006 Average balance ($m)	1st Qtr 2006 Interest ($m)	1st Qtr 2006 Average rate (%)	4th Qtr 2006 Average balance ($m)	4th Qtr 2006 Interest ($m)	4th Qtr 2006 Average rate (%)
Interest-bearing assets									
Customer loans	90,121	1,248	5.62	79,042	1,038	5.33	86,136	1,212	5.58
Interbank assets	34,765	301	3.51	27,216	194	2.89	33,514	306	3.63
Securities	52,923	575	4.40	48,604	503	4.20	49,812	560	4.46
Total	177,809	2,124	4.84	154,862	1,735	4.54	169,462	2,078	4.87
Interest-bearing liabilities									
Customer deposits	134,312	746	2.25	117,495	568	1.96	128,915	756	2.33
Other borrowings	34,236	404	4.79	30,142	317	4.27	31,453	390	4.92
Total	168,548	1,150	2.77	147,637	885	2.43	160,368	1,146	2.83
Net interest income/margin [1]		974	2.21		850	2.23		932	2.18

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

Net interest income rose 15% from a year ago to $974 million due to higher asset volumes. Average asset volumes rose 15% from a year ago to $177.8 billion as customer loans, interbank assets and securities expanded. Net interest margins fell slightly to 2.21% compared to a year ago as higher funding costs were partially offset by increased asset yields.

The rate and volume analysis below indicates that the increase in net interest income from a year ago was due to higher asset volumes.

Compared to the previous quarter, net interest income rose 5% as both asset volumes and interest margins increased. Higher customer loans and securities resulted in average asset volumes growing 5%.

Interest margins improved slightly from 2.18% in the previous quarter due to lower funding costs as the customer deposit mix as well as customer deposit costs improved in Singapore.

The rate and volume analysis below indicates that the increase in net interest income compared to the previous quarter was due to both higher asset volumes and better interest margins.

Volume and rate analysis ($m) Increase/(decrease) due to change in	1st Qtr 2007 versus 1st Qtr 2006 Volume	Rate	Net change	1st Qtr 2007 versus 4th Qtr 2006 Volume	Rate	Net change
Interest income						
Customer loans	145	65	210	56	9	65
Interbank assets	54	53	107	12	(10)	2
Securities	45	27	72	35	(8)	27
Total	244	145	389	103	(9)	94
Interest expense						
Customer deposits	81	97	178	32	(25)	7
Other borrowings	42	45	87	34	(11)	23
Total	123	142	265	66	(36)	30
Net impact on interest income	121	3	124	37	27	64
Due to change in number of days			-			(22)
Net Interest Income			124			42

NET FEE AND COMMISSION INCOME

($m)	1st Qtr 2007	1st Qtr 2006	% chg	4th Qtr 2006	% chg
Stockbroking	53	37	43	43	23
Investment banking	29	19	53	47	(38)
Trade and remittances	48	44	9	51	(6)
Loan related	58	34	71	41	41
Guarantees	8	8	-	7	14
Deposit related	19	19	-	18	6
Credit card	27	24	13	34	(21)
Fund management	9	22	(59)	13	(31)
Wealth management	47	42	12	37	27
Others	11	13	(15)	13	(15)
Total	309	262	18	304	2

Net fee and commission income grew 18% from a year ago to $309 million from a wide range of corporate and consumer activities as economic conditions strengthened. The increase was led by loan-related activities, investment banking and stockbroking.

Compared to the previous quarter, net fee and commission income was 2% higher, with increases in loan syndication, stockbroking and wealth management sales being partially offset by lower contributions from investment banking and credit cards.

OTHER NON-INTEREST INCOME

($m)	1st Qtr 2007	1st Qtr 2006	% chg	4th Qtr 2006	% chg
Net trading income	171	118	45	65	>100
From trading businesses	169	123	37	68	>100
From other businesses	2	(5)	NM	(3)	NM
Net income from financial instruments designated at fair value	(46)	(7)	(>100)	(36)	(28)
Net income on financial investments	121	38	>100	92	32
Net gain on fixed assets [1/]	2	-	NM	5	(60)
Others (include dividend and rental income)	11	9	22	38	(71)
Total	259	158	64	164	58

Note:
1/ Excludes one-time gains

Net trading income from trading businesses amounted to $169 million compared to $123 million a year ago and $68 million in the previous quarter. The increase was due to stronger customer flows, particularly from corporate and SME customers for products to hedge against foreign exchange volatility, as well as trading gains in foreign exchange, interest rate, equity and credit instruments.

Net income on sales of investment securities amounted to a $121 million as capital gains were recorded for the sale of debt and equity investments. Market conditions were conducive to some profit taking in both debt investments and some private equity investments. The gains were higher than the $38 million a year ago and $92 million in the previous quarter.

Income from other sources, including dividend and rental income, amounted to $11 million, slightly above the $9 million a year ago but 71% below the $38 million in the previous quarter, which had included a special dividend from an investment holding.

EXPENSES

($m)	1st Qtr 2007	1st Qtr 2006	% chg	4th Qtr 2006	% chg
Staff	360	300	20	306	18
Occupancy	53	46	15	55	(4)
Computerisation	112	92	22	121	(7)
Revenue-related	25	23	9	30	(17)
Others	108	103	5	115	(6)
Total	658	564	17	627	5
Staff headcount at period-end	13,177	12,673	4	12,907	2

Expenses increased 17% from a year ago and 5% from the previous quarter to $658 million.

Computerisation costs rose 22% from a year ago with increased depreciation from IT investments and continued investments in technology to support business expansion. However, computerisation costs were 7% below the previous quarter.

Staff costs rose 20% from a year ago and 18% from the previous quarter as bonus accruals increased in line with the Group's better results. Also contributing to the increase in staff costs were higher base salaries due to tight labour markets in the region and a moderate increase in headcount.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	1st Qtr 2007	1st Qtr 2006	% chg	4th Qtr 2006	% chg
General allowances ("GP")	102	14	>100	11	>100
Specific allowances ("SP") for loans	1	40	(98)	59	(98)
Singapore	(18)	13	NM	35	NM
Hong Kong	19	18	6	21	(10)
Other countries	-	9	(100)	3	(100)
Specific allowances ("SP") for securities, properties and other assets	2	(23)	NM	(69)	NM
Total	105	31	>100	1	>100

Specific allowances for loans fell to $1 million as new charges in Hong Kong were offset by write-backs in Singapore. By business unit, charges for SME loans were offset by write-backs for corporate loans.

A charge of $102 million was taken this quarter for general allowances for the strong growth in loans and off-balance sheet commitments. This charge was significantly higher than both comparative periods.

Total allowances for both comparative periods had included net write-backs of specific allowances for non-loan assets. A write-back of $23 million a year ago had been for a debt security. For the previous quarter, a write-back of $69 million had been for properties in Singapore as market valuations improved.

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
Selected income items							
1st Qtr 2007							
Net interest income	450	194	158	180	62	(70)	974
Non-interest income	144	118	192	68	18	28	568
Expenses	266	91	88	128	11	74	658
Allowances for credit and other losses	9	18	43	1	-	34	105
Profit before tax	319	203	219	124	69	(129)	805
4th Qtr 2006 [1/]							
Net interest income	464	199	160	155	66	(112)	932
Non-interest income	127	88	174	33	4	42	468
Expenses	259	83	99	98	7	81	627
Allowances for credit and other losses	18	53	20	(1)	(2)	(87)	1
Profit before tax	314	151	215	91	65	(44)	792
1st Qtr 2006							
Net interest income	421	172	132	145	68	(88)	850
Non-interest income	121	84	113	68	11	23	420
Expenses	232	81	88	96	9	58	564
Allowances for credit and other losses	7	25	(12)	1	(1)	11	31
Profit before tax	303	150	169	118	71	(124)	687
Selected balance sheet and other items							
31 Mar 2007							
Total assets before goodwill	31,018	20,956	45,097	75,205	28,698	3,107	204,081
Total liabilities	77,803	19,697	23,438	42,141	1,384	23,681	188,144
Capital expenditure for 1st Qtr 2007	13	-	2	9	-	6	30
Depreciation for 1st Qtr 2007	6	1	1	3	-	21	32
31 Dec 2006							
Total assets before goodwill	30,655	20,067	40,090	69,426	28,119	3,175	191,532
Total liabilities	76,237	18,827	19,733	36,114	998	24,418	176,327
Capital expenditure for 4th Qtr 2006	20	1	32	4	-	56	113
Depreciation for 4th Qtr 2006	10	1	3	2	-	19	35
31 Mar 2006							
Total assets before goodwill	29,397	18,782	32,673	70,794	24,068	2,322	178,036
Total liabilities	70,922	18,192	17,816	35,929	1,749	19,496	164,104
Capital expenditure for 1st Qtr 2006	3	2	2	6	1	25	39
Depreciation for 1st Qtr 2006	6	3	1	5	2	16	33

Note:
1/ Income and profits exclude one-time gains

Consumer Banking's (CBG) net interest income was higher than a year ago as deposit volumes rose in Singapore and Hong Kong. Compared to the previous quarter, the impact of higher loan and deposit volumes was more than offset by lower interest spreads and the impact of fewer days in the current quarter. Non-interest income was higher than both comparative periods from higher wealth management sales. Expenses increased from both comparative periods as staff costs and support costs increased. Specific allowances were below both comparative periods, while general allowances were similar to the previous quarter but higher than a year ago.

Enterprise Banking's (EB) net interest income increased from a year ago due to higher loan and deposit volumes in Singapore and Hong Kong. It was slightly lower than the previous quarter as higher loan and deposit volumes in Singapore were more than offset by lower loan spreads in both locations and the impact of fewer days in the current quarter. Non-interest income was boosted by higher sales of foreign exchange products to SME and corporate clients in Hong Kong. Expenses were higher than both comparative periods due to higher bonus accruals in Hong Kong. Total allowances fell as specific allowances were below both comparative periods.

Corporate and Investment Banking's (CIB) net interest income was higher than a year ago as loans and deposits increased. Compared to the previous quarter, the benefit of higher loan and deposit volumes was offset by the impact of fewer days in the current quarter. Fee income was higher than both comparative periods, while capital gains from the sale of equity investments augmented the current quarter's total non-interest income. Expenses fell from last quarter due to a decline in support and other non-staff costs. Total allowances rose due to higher general allowance charges, partially offset by a write-back of specific allowances.

Global Financial Markets' (GFM) net interest income rose from both comparative periods from higher bond and money market activity, while non-interest income was higher than the previous quarter due to better trading gains.

Central Treasury Unit (CTU) manages the Group's asset and liability interest rate positions as well as investments of the Group's excess liquidity. Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
1st Qtr 2007						
Net interest income	648	271	17	22	16	974
Non-interest income	343	135	28	52	10	568
Expenses	428	170	21	27	12	658
Allowances for credit and other losses	59	22	-	6	18	105
Profit before tax	511	214	24	60	(4)	805
4th Qtr 2006 [1/]						
Net interest income	593	290	12	23	14	932
Non-interest income	287	105	31	24	21	468
Expenses	392	171	24	24	16	627
Allowances for credit and other losses	(28)	29	(2)	(5)	7	1
Profit before tax	520	195	21	44	12	792
1st Qtr 2006						
Net interest income	526	278	9	22	15	850
Non-interest income	290	90	19	14	7	420
Expenses	355	162	14	22	11	564
Allowances for credit and other losses	(5)	19	6	(1)	12	31
Profit before tax	463	187	8	30	(1)	687
Total assets before goodwill						
31 Mar 2007	133,324	45,960	7,944	6,142	10,711	204,081
31 Dec 2006	126,499	44,868	7,792	5,131	7,242	191,532
31 Mar 2006	116,690	42,831	5,806	4,383	8,326	178,036

Note:
1/ Income and profits exclude one-time gains

Singapore

Net interest income was higher than both comparative periods as loans and deposits expanded. Non-interest income also increased from both comparative periods due to higher trading income and gains from the sale of investment securities.

Expenses were higher than the previous quarter due to higher wage costs. Computerisation expenses were also higher than a year ago.

Loan allowances increased due to higher charges for general allowances this quarter. In the previous quarter, there had also been a net write-back of $69 million in allowance for properties in Singapore. There was a net write-back of specific allowance for loans in the current quarter compared to a charge in the previous quarter.

Hong Kong

The first quarter's results incorporate an appreciation of the Singapore dollar against Hong Kong dollar of 2% from fourth quarter 2006 and 7% from first quarter 2006. Net interest income was below the previous quarter as higher loans and deposits were more than offset by lower margins and a fewer number of days in the current quarter. Net interest income was lower than a year ago due to currency effects.

Non-interest income was higher due to higher contributions from the sale of foreign exchange hedging products to SME and corporate customers and the sale of unit trusts to individual customers.

Expenses were unchanged from the previous quarter as higher staff costs were offset by a decline in non-staff costs. Expenses rose from a year ago as both staff and non-staff costs increased.

Other regions

Outside of Singapore and Hong Kong, the largest contributions are from Indonesia and Greater China.

CUSTOMER LOANS [1/]

($m)	31 Mar 2007	31 Dec 2006	31 Mar 2006
Gross	95,785	88,080	80,267
Less:			
Specific allowances	532	564	611
General allowances	959	886	838
Net total	94,294	86,630	78,818
By business unit			
Consumer Banking	30,196	29,538	28,914
Enterprise Banking	20,915	20,101	19,123
Corporate and Investment Banking	38,757	33,764	26,542
Others	5,917	4,677	5,688
Total (Gross)	95,785	88,080	80,267
By geography			
Singapore	52,585	48,789	44,381
Hong Kong	28,647	27,216	26,198
Rest of Greater China	4,770	4,443	3,120
South and South-east Asia	3,546	2,993	2,492
Rest of the world	6,237	4,639	4,076
Total (Gross)	95,785	88,080	80,267
By industry			
Manufacturing	12,512	10,867	9,010
Building and construction	10,700	10,883	9,772
Housing loans	25,776	25,043	24,388
General commerce	8,852	8,930	8,343
Transportation, storage & communications	9,249	7,709	6,717
Financial institutions, investment & holding companies	12,703	9,827	9,734
Professionals & private individuals (except housing loans)	8,693	8,110	7,340
Others	7,300	6,711	4,963
Total (Gross)	95,785	88,080	80,267
By currency			
Singapore dollar	38,066	35,708	33,395
Hong Kong dollar	26,592	24,942	24,187
US dollar	17,542	15,895	14,714
Others	13,585	11,535	7,971
Total (Gross)	95,785	88,080	80,267

Note:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet

Net customer loans expanded 20% from a year ago and 9% from the previous quarter to $94.3 billion. The growth during the quarter was led by corporate loans in Singapore and the region. Consumer loans also increased as Singapore housing loans expanded for a third successive quarter, with the amount of new loan applications and drawdowns being similar to the previous two quarters.

Loans in Hong Kong rose 7% in local currency terms during the quarter, with SME, corporate and housing loans contributing to the increase.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Mar 2007						
Consumer Banking	318	88	301	1.1	122	284
Enterprise Banking	730	363	206	3.5	78	145
Corporate and Investment Banking	282	124	386	0.7	181	366
Others	70	26	107	1.2	190	538
Total non-performing loans ("NPL")	1,400	601	1000	1.5	114	231
Debt securities	37	16	76	-	249	565
Contingent liabilities	23	8	126	-	571	1,147
Total non-performing assets ("NPA")	1,460	625	1,202	-	125	254
31 Dec 2006						
Consumer Banking	307	95	294	1.0	127	356
Enterprise Banking	691	324	198	3.4	76	150
Corporate and Investment Banking	396	183	336	1.2	131	224
Others	66	23	100	1.4	185	499
Total non-performing loans	1,460	625	928	1.7	106	217
Debt securities	36	15	66	-	223	531
Contingent liabilities	37	9	114	-	327	1,173
Total non-performing assets	1,533	649	1,108	-	115	237
31 Mar 2006						
Consumer Banking	339	110	288	1.2	117	322
Enterprise Banking	740	294	189	3.9	65	144
Corporate and Investment Banking	509	235	263	1.9	98	184
Others	80	32	140	1.4	214	521
Total non-performing loans	1,668	671	880	2.1	93	204
Debt securities	37	18	71	-	239	490
Contingent liabilities	45	15	94	-	244	714
Total non-performing assets	1,750	704	1,045	-	100	218

By geography	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Mar 2007						
Singapore	780	332	465	1.7	102	221
Hong Kong	361	161	291	1.3	125	233
Rest of Greater China	67	20	63	1.2	124	389
South and South-east Asia	111	63	79	2.0	127	172
Rest of the World	81	25	102	0.9	157	380
Total non-performing loans	1,400	601	1,000	1.5	114	231
Debt securities	37	16	76	-	249	565
Contingent liabilities	23	8	126	-	571	1,147
Total non-performing assets	1,460	625	1,202	-	125	254
31 Dec 2006						
Singapore	811	359	443	1.8	99	212
Hong Kong	363	150	278	1.3	118	245
Rest of Greater China	68	20	56	1.3	112	358
South and South-east Asia	112	61	72	2.5	119	161
Rest of the World	106	35	79	1.6	109	199
Total non-performing loans	1,460	625	928	1.7	106	217
Debt securities	36	15	66	-	223	531
Contingent liabilities	37	9	114	-	327	1,173
Total non-performing assets	1,533	649	1,108	-	115	237
31 Mar 2006						
Singapore	903	375	440	2.2	90	201
Hong Kong	396	139	278	1.5	105	258
Rest of Greater China	89	38	35	2.9	82	191
South and South-east Asia	123	68	61	3.1	104	178
Rest of the World	157	51	66	3.2	75	140
Total non-performing loans	1,668	671	880	2.1	93	204
Debt securities	37	18	71	-	239	490
Contingent liabilities	45	15	94	-	244	714
Total non-performing assets	1,750	704	1,045	-	100	218

By industry ($m)	31 Mar 2007		31 Dec 2006		31 Mar 2006	
	NPA	SP	NPA	SP	NPA	SP
Manufacturing	278	155	314	170	358	186
Building and construction	80	39	107	50	125	42
Housing loans	197	51	224	56	257	68
General commerce	333	151	336	146	405	165
Transportation, storage & communications	25	12	25	12	31	14
Financial institutions, investment & holding companies	170	47	173	47	176	46
Professionals & private individuals (except housing loans)	173	63	142	65	193	81
Others	144	83	139	79	123	69
Total non-performing loans	1,400	601	1,460	625	1,668	671
Debt securities	37	16	36	15	37	18
Contingent liabilities	23	8	37	9	45	15
Total non-performing assets	1,460	625	1,533	649	1,750	704

By loan classification ($m)	31 Mar 2007		31 Dec 2006		31 Mar 2006	
	NPA	SP	NPA	SP	NPA	SP
Non-performing assets						
Substandard	890	69	939	82	1,109	94
Doubtful	215	201	243	216	249	223
Loss	355	355	351	351	392	387
Total	1,460	625	1,533	649	1,750	704
Restructured assets						
Substandard	200	25	218	29	345	45
Doubtful	52	49	66	48	79	50
Loss	43	43	42	42	44	44
Total	295	117	326	119	468	139

By collateral type ($m)	31 Mar 2007	31 Dec 2006	31 Mar 2006
	NPA	NPA	NPA
Unsecured non-performing assets	720	740	803
Secured non-performing assets by collateral type			
Properties	497	556	683
Shares and debentures	53	46	51
Fixed deposits	39	38	33
Others	151	153	180
Total	1,460	1,533	1,750

By period overdue

($m)	31 Mar 2007 NPA	31 Dec 2006 NPA	31 Mar 2006 NPA
Not overdue	332	413	519
<90 days overdue	297	332	377
91-180 days overdue	160	128	205
>180 days overdue	671	660	649
Total	1,460	1,533	1,750

Non-performing loans (NPLs) fell 16% from a year ago and 4% from the previous quarter to $1.40 billion. NPL rates for most regions were better than the previous quarter and a year ago.

Including debt securities and contingent liabilities, the amount of non-performing assets (NPAs) fell 17% from a year ago and 5% from the previous quarter to $1.46 billion.

FUNDING SOURCES

($m)	31 Mar 2007	31 Dec 2006	31 Mar 2006
Customer deposits [1/]	136,443	131,373	119,067
Interbank liabilities [2/]	12,205	8,537	10,674
Other borrowings and liabilities [2/]	41,843	38,787	36,781
Shareholders' funds	19,430	18,675	17,348
Total	209,921	197,372	183,870

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1/]

($m)	31 Mar 2007	31 Dec 2006	31 Mar 2006
By currency			
Singapore dollar	74,591	71,242	65,400
US dollar	25,918	24,758	21,838
Hong Kong dollar	23,493	23,059	20,521
Others	12,441	12,314	11,308
Total	136,443	131,373	119,067
By product			
Savings accounts	48,767	47,491	45,402
Current accounts	14,305	14,109	13,945
Fixed deposits	69,975	66,718	57,145
Other deposits	3,396	3,055	2,575
Total	136,443	131,373	119,067

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits rose 4% from the previous quarter and 15% from a year ago to $136.4 billion, with fixed deposits and savings accounts accounting for most of the increase.

Singapore-dollar deposits rose 5% during the quarter as both savings accounts and fixed deposits increased. Hong Kong-dollar deposits rose 3% in local currency terms, with an increase in fixed deposits being partially offset by declines in savings and current accounts.

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk ("VaR") measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from 1 April 2006 to 31 March 2007. DBS changed its trading book VaR methodology from Parametric VaR (PVaR) to Historical Simulation VaR (HSVaR) in September 2006. The histogram below which is based on PVaR for the period from April to August 2006 and HSVaR from September 2006 to March 2007.

		1 April 2006 to 31 March 2007		
($m)	As at 31 March 2007	Average	High	Low
Total	11	15	28	6

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 April 2006 to 31 March 2007.


DBSH Group VaR for Trading Book
35
30
25
20
15
10
5
0
No. of Days
>5-6
>6-7
>7-8
>8-9
>9-10
>10-11
>11-12
>12-13
>13-14
>14-15
>15-16
>16-17
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
VaR (S$ million)


Daily Distribution of Group Trading Income
(1 April 2006 to 31 March 2007)
50
45
40
35
30
25
20
15
10
5
0
No. of days
>(20)-(18)
>(18)-(16)
>(16)-(14)
>(14)-(12)
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
>20-22
>22-24
>24-26
>26-28
>28-30
>30-32
>32-34
>34-36
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	31 Mar 2007	31 Dec 2006	31 Mar 2006
Tier 1			
Share capital	4,094	4,042	3,894
Disclosed reserves and others	16,794	16,556	15,401
Less: Goodwill	(5,840)	(5,840)	(5,834)
Total	15,048	14,758	13,461
Tier 2			
Cumulative general allowances	1,127	1,033	976
Subordinated debts	4,998	5,038	4,034
Others	197	103	84
Total	6,322	6,174	5,094
Total capital	21,370	20,932	18,555
Risk-weighted assets	156,991	144,086	131,810
Capital adequacy ratio (%)			
Tier I ratio	9.6	10.2	10.2
Tier II ratio	4.0	4.3	3.9
Total (Tier I & II) ratio	13.6	14.5	14.1

Based on regulatory guidelines, the Group's tier-1 fell to 9.6% from 10.2% in the previous quarter as the amount of risk-weighted assets increased with a higher customer loan base.

UNREALISED VALUATION SURPLUS

($m)	31 Mar 2007	31 Dec 2006	31 Mar 2006
Properties	384	371	425
Financial investments	25	11	15
Total	409	382	440

The amount of unrealised valuation surplus for properties and financial investments increased to $409 million from $382 million in the previous quarter as market valuations improved.

Unaudited Consolidated Income Statement

In $ millions	1st Qtr 2007	1st Qtr 2006	+/(-) %	4th Qtr 2006	+/(-) %
Income					
Interest income	2,124	1,735	22	2,078	2
Interest expense	1,150	885	30	1,146	-
Net interest income	974	850	15	932	5
Net fee and commission income	309	262	18	304	2
Net trading income	171	118	45	65	>100
Net income from financial instruments designated at fair value	(46)	(7)	(>100)	(36)	(28)
Net income from financial investments	121	38	>100	92	32
Other income	13	9	44	83	(84)
Total income	1,542	1,270	21	1,440	7
Expenses					
Employee benefits	360	300	20	306	18
Depreciation of properties and other fixed assets	32	33	(3)	35	(9)
Other expenses	266	231	15	286	(7)
Allowances for credit and other losses	105	31	>100	1	>100
Total expenses	763	595	28	628	21
Profit	779	675	15	812	(4)
Share of profits of associates	26	12	>100	20	30
Profit before tax	805	687	17	832	(3)
Income tax expense	152	133	14	184	(17)
Net profit	653	554	18	648	1
Attributable to:					
Shareholders	617	518	19	596	4
Minority interests	36	36	-	52	(31)
	653	554	18	648	1

Unaudited Balance Sheets

In $ millions	GROUP 31 Mar 2007	GROUP 31 Dec 2006 [1]	GROUP 31 Mar 2006	COMPANY 31 Mar 2007	COMPANY 31 Dec 2006 [1]	COMPANY 31 Mar 2006
ASSETS						
Cash and balances with central banks	10,570	11,846	9,210			
Singapore Government securities and treasury bills	15,333	12,843	10,999			
Due from banks	22,872	25,273	21,283			
Financial assets at fair value though profit or loss [2]	20,042	16,496	18,965			
Positive replacement values	8,516	8,215	9,608			
Loans and advances to customers	92,568	85,149	76,790	-	-	-
Financial investments	23,656	22,261	22,452			
Securities pledged	3,299	2,866	2,548			
Subsidiaries	-	-	-	6,977	6,927	6,822
Investments in associates	597	603	550			
Goodwill on consolidation	5,840	5,840	5,834			
Properties and other fixed assets	1,446	1,481	1,638			
Deferred tax assets	18	20	38			
Other assets	5,164	4,479	3,955			
TOTAL ASSETS	209,921	197,372	183,870	6,977	6,927	6,822
LIABILITIES						
Due to banks	11,165	7,863	10,393			
Due to non-bank customers	126,913	122,092	108,872			
Financial liabilities at fair value through profit or loss [3]	21,898	19,708	20,167			
Negative replacement values	8,257	7,873	9,570			
Bills payable	497	511	362			
Current tax liabilities	830	766	589			
Deferred tax liabilities	119	137	81	-	-	-
Other liabilities	7,840	6,677	5,691	6	8	5
Other debt securities in issue [4]	4,332	3,950	3,302			
- due within one year	4,038	3,682	1,697			
- due after one year	294	268	1,605			
Subordinated term debts	6,293	6,749	5,077			
TOTAL LIABILITIES	188,144	176,326	164,104	6	8	5
NET ASSETS	21,777	21,046	19,766	6,971	6,919	6,817
EQUITY						
Share capital	4,094	4,042	3,894	4,094	4,042	3,894
Treasury shares	(111)	(111)	(117)	-	-	-
Other reserves	7,298	7,182	6,886	53	53	50
Revenue reserves	8,149	7,562	6,685	2,824	2,824	2,873
SHAREHOLDERS' FUNDS	19,430	18,675	17,348	6,971	6,919	6,817
Minority interests	2,347	2,371	2,418	-	-	-
TOTAL EQUITY	21,777	21,046	19,766	6,971	6,919	6,817
OFF BALANCE SHEET ITEMS						
Contingent liabilities	12,984	12,187	10,002			
Commitments	87,880	86,065	76,401			
Financial derivatives	1,636,225	1,378,916	1,444,019			
OTHER INFORMATION						
Net asset value per ordinary share ($)						
(i) Based on existing ordinary share capital				4.56	4.54	4.50
(ii) Assuming conversion of outstanding preference shares to ordinary shares				4.45	4.39	4.35

Notes:

1/ Audited

2/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities

3/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

4/ Includes secured amount of $3,124 million as at 31 March 2007 (31 December 2006: $2,743 million; 31 March 2006: $2,204 million). These are mainly secured by properties and securities

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Share premium	Treasury shares	Other reserves	Revenue reserve	Minority interests	Total equity
Balance at 1 January 2007	3,976	66	-	(111)	7,182	7,562	2,371	21,046
Exercise of share options	52							52
Net exchange translation adjustments					(9)		(15)	(24)
Share of associates' reserves					2			2
Cost of share-based payments					(25)			(25)
Available-for-sale investments/Cash flow hedge:								
- Net valuation taken to equity					148			148
- Transferred to income statement on sale					(45)			(45)
- Tax on items taken directly to or transferred from equity					15			15
Net profit for the period						617	36	653
Appropriation from income statement [1/]					30	(30)		-
Dividends paid to minority interests							(45)	(45)
Balance at 31 March 2007	4,028	66	-	(111)	7,298	8,149	2,347	21,777
Balance at 1 January 2006	1,498	66	2,269	(117)	6,841	6,167	2,466	19,190
Exercise of share options	26		7					33
Effects of Companies (Amendment) Act 2005	2,304		(2,276)		(28)			-
Net exchange translation adjustments					12		(36)	(24)
Share of associates' reserves					2			2
Cost of share-based payments					5			5
Available-for-sale investments/Cash flow hedge:								
- Net valuation taken to equity					56			56
- Transferred to income statement on sale					33			33
- Tax on items taken directly to or transferred from equity					(35)			(35)
Net profit for the period						518	36	554
Dividends paid to minority interests							(48)	(48)
Balance at 31 March 2006	3,828	66	-	(117)	6,886	6,685	2,418	19,766

Note
1/ Includes appropriation from prior year's net profit

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Share premium	Other reserves	Revenue reserve	Total equity
Balance at 1 January 2007	3,976	66	-	53	2,824	6,919
Exercise of share options	52					52
Balance at 31 March 2007	4,028	66	-	53	2,824	6,971
Balance at 1 January 2006	1,498	66	2,269	77	2,874	6,784
Exercise of share options	26		7			33
Effects of Companies (Amendment) Act 2005	2,304		(2,276)	(28)		-
Cost of share-based payments				1		1
Net loss for the period					(1)	(1)
Balance at 31 March 2006	3,828	66	-	50	2,873	6,817

Unaudited Consolidated Cash Flow Statement

In $ millions	1st Qtr 2007	1st Qtr 2006
Cash flows from operating activities		
Profit before tax	805	687
Adjustments for non-cash items:		
Allowances for credit and other losses	105	31
Depreciation of properties and other fixed assets	32	33
Share of profits of associates	(26)	(12)
Net gain on disposal of properties and other fixed assets	(2)	-
Net gain on disposal of financial investments	(121)	(38)
Profit before changes in operating assets & liabilities	793	701
Increase/(Decrease) in:		
Due to banks	3,302	1,443
Due to non-bank customers	4,821	5,857
Financial liabilities at fair value through profit or loss	2,190	(6,072)
Other liabilities including bills payable	784	977
Debt securities and borrowings	649	832
Decrease/(Increase) in:		
Change in restricted balances with central banks	160	811
Singapore Government securities and treasury bills	(2,065)	(1,107)
Due from banks	2,401	840
Financial assets at fair value through profit or loss	(3,828)	2,323
Loans and advances to customers	(7,499)	810
Financial investments	(1,180)	838
Other assets	(1,434)	(361)
Tax paid	(89)	-
Net cash (used in) / generated from operating activities (1)	(995)	7,892
Cash flows from investing activities		
Dividends from associates	33	16
Purchase of properties and other fixed assets	(30)	(39)
Proceeds from disposal of properties and other fixed assets	23	3
Acquisition of interest in associates	(4)	(5)
Net cash generated from / (used in) investing activities (2)	22	(25)
Cash flows from financing activities		
Increase in share capital and share premium	52	33
Dividends paid to minority interests	(45)	(48)
Net cash generated from / (used in) financing activities (3)	7	(15)
Exchange translation adjustments (4)	(7)	16
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	(973)	7,868
Cash and cash equivalents at 1 January	15,118	9,408
Cash and cash equivalents at 31 March	14,145	17,276

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the first quarter ended 31 March 2007 is as follows:

At 1 January 2007	1,510,835,033
Exercise of share options pursuant to the DBSH Share Option Plan	3,358,225
At 31 March 2007	1,514,193,258

Weighted average number of shares for 1st quarter 2007	
- ordinary shares	1,512,544,394
- fully diluted	1,585,528,199

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares ("CPS") and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	31 Mar 2007	31 Dec 2006	31 Mar 2006
Conversion of non-voting CPS	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	66,475,374	66,475,374	66,475,374
Exercise of share options	21,627,177	25,014,807	36,506,393

ADOPTION OF NEW OR REVISED FRS AND INT FRS

Amendment to FRS 1: Presentation of Financial Statements – Capital Disclosures
The amendment to FRS 1 introduces disclosures about the level of an entity's capital and how the capital is managed. The amendment to FRS 1 creates additional disclosure requirements for the Group's financial statements.

FRS 40 (new): Investment Property
There is no material impact on the Group's financial statements arising from FRS 40. The Group's current policy is to carry its investment properties at historical cost less accumulated depreciation and impairment losses.

FRS 32 (revised): Financial Instruments - Presentation
FRS 107(new): Financial Instruments - Disclosures
FRS 107 introduces new disclosure requirements regarding financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including minimum disclosures about credit risk, liquidity risk and market risk. The disclosure requirements currently in FRS 32: Financial Instruments: Disclosure and Presentation have been relocated to FRS 107. The adoption of FRS 107 creates additional disclosure requirements for the Group's financial statements.

INT FRS 108: Scope of FRS 102 – Share-based Payment
INT FRS 108 clarifies the scope of FRS 102 to include transactions in which the entity cannot identify specifically some or all of the goods and services received. There is no material impact on the Group's financial statements arising from this new INT FRS.

INT FRS 109: Reassessment of Embedded Derivatives
INT FRS 109 establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. There is no material impact on the Group's financial statements arising from this new INT FRS.

INT FRS 110: Interim Financial Reporting and Impairment
INT FRS 110 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance date. There is no material impact on the Group's financial statements arising from this new INT FRS.

END

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Jackson Tai, being two directors of DBS Group Holdings Ltd ("the Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the First Quarter ended 31 March 2007 Unaudited Financial Results of the Company and of the Group to be false or misleading.

On behalf of the board of directors

Koh Boon Hwee
Chairman

Jackson Tai
Vice Chairman and Chief Executive Officer

4 May 2007
Singapore